Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

FS MVP Private Markets Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$92,468,446.59		$12,769.83

Total Transaction Valuation:		$92,468,446.59
Total Fees Due for Filing:				$12,769.83
Total Fees Previously Paid:				12,769.83
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

__________________________________________
Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $12,769.83 was paid in connection with the filing of the Schedule TO-I by FS MVP Private Markets Fund (File No. 005-93895) on August 3, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.